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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  First Investors Financial Services Group, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  32058A101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

               Sy Jacobs, c/o JAM Partners, L.P.,
            One 5th Avenue, New York, New York 10003

     (Date of Event which Requires Filing of this Statement)

                        December 24, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  32058A101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         JAM Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         387,700

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         387,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         387,700


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.96%

14. Type of Reporting Person

         PN














































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CUSIP No.: 32058A101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Sy Jacobs

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         387,700

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         387,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         387,700

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         6.96%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of JAM Partners, L.P. and Sy Jacobs (together, the "Reporting Persons") in the Common Stock, par value $.001 per share (the "Shares"), of First Investors Financial Services Group, Inc. (the "Issuer") has increased from 5.73% to 6.96% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 387,700 Shares. All 387,700 Shares are held by the Partnership. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $2,740,885.80. The funds for the purchase of the Shares held in the Partnership have come from the working capital of the Partnership. The working capital of the Partnership includes the proceeds of margin loans entered into in the ordinary course of business with Montgomery Securities, such loans being secured by the securities owned by the Partnership.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 387,700 Shares. Based on the Issuer's filing on Form 10-Q on December 12, 1997, as of November 28, 1997 there were 5,566,669 Shares outstanding. Therefore, the Reporting Persons are deemed to beneficially own 6.96% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to December 24, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.



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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to
              December 24, 1997 through the date of this filing is filed herewith as Exhibit B.




































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             JAM PARTNERS, L.P.

                             By:  /s/ Sy Jacobs
                                 _____________________________
                                  Sy Jacobs, General Partner


                                 /s/ Sy Jacobs
                             _________________________________
                             Sy Jacobs

December 30, 1997





























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01252001.AG4



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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 30, 1997 relating to the Common Stock of First

Investors Financial Services Group, Inc. shall be filed on

behalf of the undersigned.


                             JAM PARTNERS, L.P.

                             By:   /s/ Sy Jacobs
                                 _____________________________
                                   Sy Jacobs, General Partner




                                  /s/ Sy Jacobs
                             _________________________________
                             Sy Jacobs
























01252001.AG4



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____      ________________________     _________________

12/8/97               5,000                    $7.13

12/9/97               3,000                     7

12/24/97             75,000                     6.13







































01252001.AG4